SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )*

Bristow Group Inc.

(Name of Subject Company (issuer))

Bristow Group Inc.

(Name of Filing Persons (issuer))

3.00% Convertible Senior Notes due 2038

(Title of Class of Securities)

110394 AC7

(CUSIP Number of Class of Securities)

Edward Chipman Earle

Senior Vice President, Chief Legal Officer

and Corporate Secretary

2103 City West Blvd.

4th Floor

Houston, Texas 77042

(713) 267-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John D. Geddes

Andrew J. Ericksen

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$115,000,000	$13,363.00

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.00% Convertible Senior Notes due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 14, 2015, there was $115,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $115,000,000.
**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Bristow Group Inc., a Delaware corporation (the “Company”), and relates to the Company’s offer to repurchase the 3.00% Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated May 15, 2015 (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and the Trustee and the Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and the Trustee (as so supplemented, the “Indenture”). The Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these conditions have not been satisfied. The initial conversion rate of the Notes was 12.9307, equivalent to a conversion price per share of approximately $77.34. As of May 14, 2015, the conversion rate of the Notes was 13.6849, equivalent to a conversion price per share of approximately $73.07. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur prior to June 15, 2015, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The right of holders to surrender their Notes for repurchase by the Company (which we refer to as the “Offer”) will expire at 5:00 p.m., New York City time, on June 12, 2015. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials. The Notes are convertible into shares of the Company. The Company maintains its principal executive offices at 2103 City West Blvd., 4th Floor, Houston, Texas 77042, and its telephone number at that address is (713) 267-7600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10.	Financial Statements.

The Company believes that its financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and the Company is a public reporting company that files reports with the SEC electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. The information set forth in the Offer Materials is incorporated by reference herein.

ITEM 12.	Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Bristow Group Inc. 3.00% Convertible Senior Notes due 2038, dated May 15, 2015.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	Press Release dated May 15, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(2)	—	First Supplemental Indenture thereto dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(3)	—	Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on October 4, 2012).

(d)(4)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated June 11, 2008 to the prospectus dated June 9, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on June 13, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-151519).

(d)(5)	—	The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A/A (Commission File No. 001-31617), filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

(g)	—	Not applicable.

(h)	—	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2015

BRISTOW GROUP INC.

By:	/s/ E. Chipman Earle
E. Chipman Earle
Senior Vice President, Chief Legal Officer and Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of Bristow Group Inc. 3.00% Convertible Senior Notes due 2038, dated May 15, 2015.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	Press Release dated May 15, 2015.

(b)	—	Not applicable.

(d)(1)	—	Indenture dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(2)	—	First Supplemental Indenture thereto dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on June 17, 2008).

(d)(3)	—	Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission File No. 001-31617) filed on October 4, 2012).

(d)(4)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated June 11, 2008 to the prospectus dated June 9, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on June 13, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-151519).

(d)(5)	—	The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A/A (Commission File No. 001-31617), filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

(g)	—	Not applicable.

(h)	—	Not applicable.

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